SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (a) AND
AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (a)

Gevo Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

374396109
(CUSIP Number)

Shai Weiss
c/o VGF Advisers (US) LLC
27 South Park Street, Suite 200
San Francisco, CA 94107
(415) 230-3500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPY TO:
Sean Caplice, Esq.
c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
1200 Seaport Boulevard, Redwood City, California  94063
(650) 321-2400

February 9, 2011

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 374396109	13D	Page 2 of 15 Pages

1	NAME OF REPORTING PERSONS Virgin Green Fund I, L.P. (the “Fund”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7
SOLE VOTING POWER
2,782,704 shares, except that VGF Partners I, L.P. (the “Direct General Partner”) is the general partner of the Fund and may be deemed to have sole power to vote these shares; VGF I Limited (the “Ultimate General Partner”) is the general partner of the Direct General Partner and may be deemed to have sole power to vote these shares; and each of Shai Weiss, Anup Jacob, Mark Poole, Niall Ritchie and Stephen Murphy (the “Directors”) are directors of the Ultimate General Partner and each Director may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
9
SOLE DISPOSITIVE POWER
2,782,704 shares, except that the Direct General Partner is the general partner of the Fund and may be deemed to have sole power to dispose of these shares; the Ultimate General Partner is the general partner of the Direct General Partner and may be deemed to have sole power to dispose of  these shares; and each of the Directors are directors of the Ultimate General Partner and each Director may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,782,704
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.8%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 374396109	13D	Page 3 of 15 Pages

1	NAME OF REPORTING PERSONS VGF Partners I, L.P. (“Direct General Partner”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7
SOLE VOTING POWER
2,782,704 shares, all of which are directly owned by the Fund.  The Direct General Partner is the general partner of the Fund and may be deemed to have sole power to vote these shares; the Ultimate General Partner is the general partner of the Direct General Partner and may be deemed to have sole power to vote of these shares; and each of the Directors are directors of the Ultimate General Partner and each Director may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
9
SOLE DISPOSITIVE POWER
2,782,704 shares, all of which are directly owned by the Fund.  The Direct General Partner is the general partner of the Fund and may be deemed to have sole power to dispose of these shares; the Ultimate General Partner is the general partner of the Direct General Partner and may be deemed to have sole power to dispose of these shares; and each of the Directors are directors of the Ultimate General Partner and each Director may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,782,704
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.8%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 374396109	13D	Page 4 of 15 Pages

1	NAME OF REPORTING PERSONS VGF I Limited (“Ultimate General Partner”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7
SOLE VOTING POWER
2,782,704 shares, all of which are directly owned by the Fund.  The Direct General Partner is the general partner of the Fund and may be deemed to have sole power to vote these shares; the Ultimate General Partner is the general partner of the Direct General Partner and may be deemed to have sole power to vote of these shares; and each of the Directors are directors of the Ultimate General Partner and each Director may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
9
SOLE DISPOSITIVE POWER
2,782,704 shares, all of which are directly owned by the Fund.  The Direct General Partner is the general partner of the Fund and may be deemed to have sole power to dispose of these shares; the Ultimate General Partner is the general partner of the Direct General Partner and may be deemed to have sole power to dispose of these shares; and each of the Directors are directors of the Ultimate General Partner and each Director may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,782,704
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.8%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 374396109	13D	Page 5 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Shai Weiss (“Weiss”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares.
8
SHARED VOTING POWER
2,782,704 shares, all of which are directly owned by the Fund.  The Direct General Partner is the general partner of the Fund and may be deemed to have sole power to vote these shares. The Ultimate General Partner is the general partner of the Direct General Partner and may be deemed to have sole power to vote of these shares. As a Director of the Ultimate General Partner, Weiss may be deemed to have shared power to vote these shares.

	9	SOLE DISPOSITIVE POWER 0 Shares.
10
SHARED DISPOSITIVE POWER
2,782,704 shares, all of which are directly owned by the Fund.  The Direct General Partner is the general partner of the Fund and may be deemed to have sole power to dispose of these shares. The Ultimate General Partner is the general partner of the Direct General Partner and may be deemed to have sole power to dispose of these shares. As a Director of the Ultimate General Partner, Weiss may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,782,704
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 374396109	13D	Page 6 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Anup Jacob (“Jacob”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares.
8
SHARED VOTING POWER
2,782,704 shares, all of which are directly owned by the Fund.  The Direct General Partner is the general partner of the Fund and may be deemed to have sole power to vote these shares. The Ultimate General Partner is the general partner of the Direct General Partner and may be deemed to have sole power to vote of these shares. As a Director of the Ultimate General Partner, Jacob may be deemed to have shared power to vote these shares.

	9	SOLE DISPOSITIVE POWER 0 Shares.
10
SHARED DISPOSITIVE POWER
2,782,704 shares, all of which are directly owned by the Fund.  The Direct General Partner is the general partner of the Fund and may be deemed to have sole power to dispose of these shares. The Ultimate General Partner is the general partner of the Direct General Partner and may be deemed to have sole power to dispose of these shares. As a Director of the Ultimate General Partner, Jacob may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,782,704
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 374396109	13D	Page 7 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Mark Poole (“Poole”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares.
8
SHARED VOTING POWER
2,782,704 shares, all of which are directly owned by the Fund.  The Direct General Partner is the general partner of the Fund and may be deemed to have sole power to vote these shares. The Ultimate General Partner is the general partner of the Direct General Partner and may be deemed to have sole power to vote of these shares. As a Director of the Ultimate General Partner, Poole may be deemed to have shared power to vote these shares.

	9	SOLE DISPOSITIVE POWER 0 Shares.
10
SHARED DISPOSITIVE POWER
2,782,704 shares, all of which are directly owned by the Fund.  The Direct General Partner is the general partner of the Fund and may be deemed to have sole power to dispose of these shares. The Ultimate General Partner is the general partner of the Direct General Partner and may be deemed to have sole power to dispose of these shares. As a Director of the Ultimate General Partner, Poole may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,782,704
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 374396109	13D	Page 8 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Niall Ritchie (“Ritchie”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares.
8
SHARED VOTING POWER
2,782,704 shares, all of which are directly owned by the Fund.  The Direct General Partner is the general partner of the Fund and may be deemed to have sole power to vote these shares. The Ultimate General Partner is the general partner of the Direct General Partner and may be deemed to have sole power to vote of these shares. As a Director of the Ultimate General Partner, Ritchie may be deemed to have shared power to vote these shares.

	9	SOLE DISPOSITIVE POWER 0 Shares.
10
SHARED DISPOSITIVE POWER
2,782,704 shares, all of which are directly owned by the Fund.  The Direct General Partner is the general partner of the Fund and may be deemed to have sole power to dispose of these shares. The Ultimate General Partner is the general partner of the Direct General Partner and may be deemed to have sole power to dispose of these shares. As a Director of the Ultimate General Partner, Ritchie may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,782,704
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 374396109	13D	Page 9 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Stephen Murphy (“Murphy”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares.
8
SHARED VOTING POWER
2,782,704 shares, all of which are directly owned by the Fund.  The Direct General Partner is the general partner of the Fund and may be deemed to have sole power to vote these shares. The Ultimate General Partner is the general partner of the Direct General Partner and may be deemed to have sole power to vote of these shares. As a Director of the Ultimate General Partner, Murphy may be deemed to have shared power to vote these shares.

	9	SOLE DISPOSITIVE POWER 0 Shares.
10
SHARED DISPOSITIVE POWER
2,782,704 shares, all of which are directly owned by the Fund.  The Direct General Partner is the general partner of the Fund and may be deemed to have sole power to dispose of these shares. The Ultimate General Partner is the general partner of the Direct General Partner and may be deemed to have sole power to dispose of these shares. As a Director of the Ultimate General Partner, Murphy may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,782,704
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 374396109	13D	Page 10 of 15 Pages

Statement on Schedule 13D

ITEM 1.	SECURITY AND ISSUER.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Common Stock, $0.01 par value per share (the “Common Stock”), of Gevo, Inc., a Delaware corporation  whose principal executive offices are located at 345 Inverness Drive South, Building C, Suite 310, Englewood, CO 80112 (the “Issuer”).

ITEM 2.	IDENTITY AND BACKGROUND.

 (a-c, f) This Schedule 13D is being filed on behalf of: (i) Virgin Green Fund I, L.P., a Cayman Islands exempted limited partnership (“Fund”); (ii) VGF Partners I, L.P., a Cayman Islands exempted limited partnership  (“Direct General Partner”); (iii) VGF I Limited a Cayman Islands exempted company (“Ultimate General Partner”); (iv) Shai Weiss (“Weiss”); (v) Anup Jacob (“Jacob”); (vi) Mark Poole (“Poole”); (vii) Niall Ritchie (“Ritchie”); (viii) Stephen Murphy (“Murphy)” and together with Weiss, Jacob, Poole and Ritchie, the “Directors”).  The Fund, the Direct General Partner, the Ultimate General Partner and the Directors are collectively referred to as the “Reporting Persons.” Weiss is a citizen of Israel, Jacob is a  citizen of the United States and each of Poole, Ritchie and Murphy is a citizen of the United Kingdom.

The Fund is a Cayman Islands exempted limited partnership.  The Direct General Partner is the general partner of the Fund. The Ultimate General Partner is the general partner of the Direct General Partner.  The Directors are the directors of the Ultimate General Partner.  The principal business office of the Reporting Persons is c/o VGF Advisers (US) LLC, 27 South Park Street, Suite 200, San Francisco, California 94107.

(d) None of the Reporting Persons, individually or collectively, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On July 13, 2007, the Fund entered into a Series B Preferred Stock Purchase Agreement pursuant to which the Fund acquired from the Issuer 1,027,397 shares of Series B Preferred Stock for a purchase price of $2.92 per share, or $2,999,999.24 in the aggregate.

On March 12, 2008, the Fund entered into a Series C Preferred Stock Purchase Agreement pursuant to which the Fund acquired from the Issuer 456,204 shares of Series C Preferred Stock for a purchase price of $5.48 per share, or $2,499,997.02 in the aggregate.

On April 24, 2009, the Fund entered into a Series D Preferred Stock Purchase Agreement pursuant to which the Fund acquired from the Issuer 639,206 shares of Series D Preferred Stock for a purchase price of $7.04 per share, or $4,500,010.24 in the aggregate.

On March 26, 2010 and May 7, 2010, the Fund entered into a Series D-1 Preferred Stock Purchase Agreement pursuant to which the Fund acquired from the Issuer 157,888 and 74,757 shares, respectively, of Series D-1 Preferred Stock for a purchase price of $17.12 per share, or $4,000,002.40 in the aggregate.

On January 18, 2008, the Fund acquired a Warrant to Purchase Preferred Stock permitting the Fund to purchase 28,786 shares of Series C Preferred Stock at an exercise price of $5.48 per share. The Fund purchased such warrant for $630,980.

On February 9, 2011, in connection with the Issuer’s initial public offering, the Fund purchased 186,667 shares of Common Stock for a purchase price of $15.00 per share, or $2,800,005 in the aggregate.

CUSIP No. 374396109	13D	Page 11 of 15 Pages

The source of the funds for the acquisition of the Series B Preferred Stock purchased by the Fund was from working capital.  No part of the purchase price was borrowed by the Fund for the purpose of acquiring such securities.

The source of the funds for the acquisition of the Series C Preferred Stock purchased by the Fund was from working capital.  No part of the purchase price was borrowed by the Fund for the purpose of acquiring such securities.

The source of the funds for the acquisition of the Series D Preferred Stock purchased by the Fund was from working capital.  No part of the purchase price was borrowed by the Fund for the purpose of acquiring such securities.

The source of the funds for the acquisition of the Series D-1 Preferred Stock purchased by the Fund was from working capital.  No part of the purchase price was borrowed by the Fund for the purpose of acquiring such securities.

The source of the funds for the acquisition of the Warrants purchased by the Fund was from working capital.  No part of the purchase price was borrowed by the Fund for the purpose of acquiring such securities.

The source of the funds for the acquisition of the Common Stock purchased by the Fund in connection with the Issuer’s initial public offering was from working capital.  No part of the purchase price was borrowed by the Fund for the purpose of acquiring such securities.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons hold the securities described in Item 5 of this statement for investment purposes only.

The Reporting Persons have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a,b)       Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person.  Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person.  Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person.  Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person.  Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person.  Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person.

The percentages of ownership set forth below are based on 25,712,860 shares of Common Stock outstanding as of February 10, 2011.

Fund[1]

(a)	Amount Beneficially Owned:	2,782,704

(b)	Fully Diluted Ownership:	10.8%

Direct General Partner[1]

(a)	Amount Beneficially Owned:	2,782,704

(b)	Fully Diluted Ownership:	10.8%

CUSIP No. 374396109	13D	Page 12 of 15 Pages

Ultimate General Partner[1]

(a)	Amount Beneficially Owned:	2,782,704

(b)	Fully Diluted Ownership:	10.8%

Each Director[1]

(a)	Amount Beneficially Owned:	2,782,704

(b)	Fully Diluted Ownership:	10.8%

1 The Fund directly owns the shares being reported hereunder. The Direct General Partner is the general partner of the Fund. The Ultimate General Partner is the general partner of the Direct General Partner. The Directors are the directors of the Ultimate General Partner. Therefore, each of the Direct General Partner, the Ultimate General Partner and the Directors may be deemed a beneficial owner of the shares directly owned by the Fund.  See the cover page of each entity for the sole power to vote shares, shared power to vote shares, sole power to dispose of shares and shared power to dispose of shares.

(c)           Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the common stock of the Issuer during the past 60 days.

(d)           Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)           Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

In connection with acquisition of the preferred stock and warrants of the Issuer, the Fund and certain other investors entered into an investors’ rights agreement, entitling such parties to the registration of their shares, including demand, piggyback and Form S-3 registration rights.  Such registration rights are more fully described in the Form S-1 filed with the Commission by the Issuer on February 4, 2011, and incorporated herein by reference.

In connection with the public offering of the shares of Common Stock of the Issuer, the Fund entered into a lock-up agreement and has agreed that it will not offer or sell for a period of 180 days after the date of the public offering. After the expiration of the 180-day period, the Common Stock held by the Fund may be sold subject to applicable securities regulations.

The 180-day lock-up period described in the preceding paragraph is subject to adjustment under certain circumstances. If in the event that either (1) during the last 16 days of the “lock-up” period, the Issuer releases earnings results or material news or a material event relating to the Issuer occurs or (2) prior to the expiration of the “lock-up” period, the Issuer announces that it will release earnings results during the 15-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such an extension. Such lock-up period is more fully described in the Form S-1 filed with the Commission by the Issuer on February 4, 2011, and incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A	Agreement of Joint Filing.

Exhibit B	Power of Attorney

CUSIP No. 374396109	13D	Page 13 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 18, 2011

Virgin Green Fund I, L.P.	/s/ Michael Odai
By VGF Partners I, L.P.	Michael Odai, by Power of Attorney
Its General Partner
By VGF I Limited
Its General Partner

VGF Partners I, L.P.	/s/ Michael Odai
By VGF I Limited	Michael Odai, by Power of Attorney
Its General Partner

VGF I Limited	/s/ Michael Odai
Michael Odai, by Power of Attorney

Shai Weiss	/s/ Michael Odai
Michael Odai, by Power of Attorney

Anup Jacob	/s/ Michael Odai
Michael Odai, by Power of Attorney

Mark Poole	/s/ Michael Odai
Michael Odai, by Power of Attorney

Niall Ritchie	/s/ Michael Odai
Michael Odai, by Power of Attorney

Stephen Murphy	/s/ Michael Odai
Michael Odai, by Power of Attorney

CUSIP No. 374396109	13D	Page 14 of 15 Pages

INDEX TO EXHIBITS

EXHIBIT A	Agreement of Joint Filing

EXHIBIT B	Power of Attorney (filed as Exhibit 24.1 to the Form 3 filed with the Commission by the Fund on February 8, 2011, and incorporated herein by reference).

CUSIP No. 374396109	13D	Page 15 of 15 Pages

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Gevo Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date: February 18, 2011

Virgin Green Fund I, L.P.	/s/ Michael Odai
By VGF Partners I, L.P.	Michael Odai, by Power of Attorney
Its General Partner
By VGF I Limited
Its General Partner

VGF Partners I, L.P.	/s/ Michael Odai
By VGF I Limited	Michael Odai, by Power of Attorney
Its General Partner

VGF I Limited	/s/ Michael Odai
Michael Odai, by Power of Attorney

Shai Weiss	/s/ Michael Odai
Michael Odai, by Power of Attorney

Anup Jacob	/s/ Michael Odai
Michael Odai, by Power of Attorney

Mark Poole	/s/ Michael Odai
Michael Odai, by Power of Attorney

Niall Ritchie	/s/ Michael Odai
Michael Odai, by Power of Attorney

Stephen Murphy	/s/ Michael Odai
Michael Odai, by Power of Attorney